CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

U.S. 1.125% Notes due 2014	$1,000,000,000	99.645%	$996,450,000	$114,193.17

U.S. 1.875% Notes due 2016	$750,000,000	99.469%	$746,017,500	$85,493.61

U.S. 3.250% Notes due 2021	$1,250,000,000	99.097%	$1,238,712,500	$141,956.45

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-162380

333-162380-01

333-162380-02

PROSPECTUS SUPPLEMENT

(to Prospectus dated November 16, 2011)

BHP Billiton Finance (USA) Limited

US$1,000,000,000 1.125% Senior Notes due 2014

US$750,000,000 1.875% Senior Notes due 2016

US$1,250,000,000 3.250% Senior Notes due 2021

Fully and unconditionally guaranteed by

BHP Billiton Plc and BHP Billiton Limited

BHP Billiton Finance (USA) Limited is selling US$1,000,000,000 aggregate principal amount of 1.125% senior notes due 2014, US$750,000,000 aggregate principal amount of 1.875% senior notes due 2016 and US$1,250,000,000 aggregate principal amount of 3.250% senior notes due 2021. BHP Billiton Finance (USA) will pay interest on each series of the senior notes semi-annually in arrears on May 21 and November 21 of each year, beginning on May 21, 2012 until, and including, the respective maturity date.

The notes will be issued by BHP Billiton Finance (USA) and will be guaranteed by each of BHP Billiton Limited, an Australian limited company, and BHP Billiton Plc, an English public limited company. The notes will rank equally in right of payment with all of the issuer’s other unsecured and unsubordinated debt obligations. The guarantees will rank equally in the right of payment with each guarantor’s other unsecured and unsubordinated debt obligations.

BHP Billiton Finance (USA) will make payments of principal and interest on the notes, and the guarantors will make any payments coming due under the guarantees, free and clear of, and without withholding or deduction for, any Australian and United Kingdom taxes. In the event that payments of principal and interest on the notes or the guarantees become subject to Australian or United Kingdom withholding tax, BHP Billiton Finance (USA) or the guarantors, as applicable, will pay additional amounts so that the amount received by holders of notes after withholding tax will equal the amount that would have been received had no withholding tax been applicable, subject to some exceptions described in the attached prospectus.

In the event that changes in withholding tax law, treaties or interpretations require BHP Billiton Finance (USA) or the guarantors to pay these additional amounts, it may redeem the notes before their stated maturity at a price equal to 100% of their principal amount plus accrued interest to, but not including, the redemption date.

See “Risk Factors” beginning on page 1 of the attached prospectus for a discussion of material risks that you should consider before deciding whether to invest in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

	Price to Investors	Underwriters’ Discount	Proceeds to the Issuer (before expenses)

Per 1.125% senior notes due 2014	99.645%	0.25%	99.395%

Per 1.875% senior notes due 2016	99.469%	0.35%	99.119%

Per 3.250% senior notes due 2021	99.097%	0.45%	98.647%

Total	$2,981,180,000	$10,750,000	$2,970,430,000

Interest on the notes will accrue from and including the delivery date.

The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg, on or about November 21, 2011.

Bookrunners

Barclays Capital	J.P. Morgan

November 16, 2011.

Prospectus

RISK FACTORS	1
ABOUT THIS PROSPECTUS	3
WHERE YOU CAN FIND MORE INFORMATION ABOUT THE BHP BILLITON GROUP	3
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	4
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5
THE BHP BILLITON GROUP	6
BHP BILLITON FINANCE (USA) LIMITED	7
ENFORCEMENT OF CIVIL LIABILITIES	8
DESCRIPTION OF DEBT SECURITIES THAT WE MAY OFFER	9
CLEARANCE AND SETTLEMENT	26
MATERIAL TAX CONSEQUENCES	31
PLAN OF DISTRIBUTION	38
LEGAL MATTERS	39
EXPERTS	40

You should read this prospectus supplement along with the attached prospectus. Both documents contain information you should consider when making your investment decision. You should rely on the information contained in or incorporated by reference into this prospectus supplement and the attached prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone does provide you with different or inconsistent information, you may not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the attached prospectus is accurate only as of the date on the bottom of the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement, the terms “we,” “our,” “us,” “BHP Billiton” and “BHP Billiton Group” refer to BHP Billiton Limited and BHP Billiton Plc, together with their respective subsidiaries (including the issuer). “BHP Billiton Limited Group” refers to the group that is BHP Billiton Limited and its subsidiary companies. “BHP Billiton Plc Group” refers to the group that is BHP Billiton Plc and its subsidiary companies. “BHP Billiton Limited” refers to the parent entity that was formerly BHP Limited before the implementation of the dual listed company structure and “BHP Billiton Plc” refers to the parent entity that was formerly Billiton Plc before the implementation of the dual listed company structure. We refer to BHP Billiton Finance (USA) Limited as “BHP Billiton Finance (USA)” or the “issuer.” We refer to BHP Billiton Limited and BHP Billiton Plc together as the “guarantors.”

This prospectus supplement contains the terms for this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in, or incorporated by reference into, the attached prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the information in the attached prospectus, then the information in, or incorporated by reference into, this prospectus supplement, or incorporated by reference in this prospectus supplement, will apply and will supersede that information in, or incorporated by reference into, the attached prospectus. Capitalized terms used but not defined in this prospectus supplement have the meanings given to those terms in the attached prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the attached prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under “Where you can find additional information.”

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus supplement may constitute “forward-looking statements” (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934), which are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “intend,” “aim,” “project,” “anticipate,” “estimate,” “plan,” “believe” “expect,” “may,” “should,” “will,” “continue,” or other similar words. These statements discuss future expectations concerning the results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements include, but are not limited to, the information regarding:

•	estimated reserves;

•	trends in commodity prices and currency exchange rates;

•	demand for commodities;

•	plans, strategies and objectives of management;

•	closure or divestment of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	expected costs or production output;

•	the anticipated productive lives of projects, mines and facilities;

•	provisions for contingent liabilities; and

•	tax and regulatory developments.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause actual results to differ materially from those expressed in the statements contained in this prospectus. When considering these forward-looking statements, you should keep in mind the cautionary statements contained or incorporated by reference in this prospectus. These statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

For example, our future revenues from our operations, projects or mines described in this prospectus supplement and the attached prospectus (including the documents incorporated by reference herein) will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets, the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce, activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty and other factors identified in the description of the risk factors above. We cannot assure you that our estimated economically recoverable reserve figures, closure or divestment of such operations or facilities, including associated costs, actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed in this prospectus will not differ materially from the statements contained in this prospectus.

Except as required by applicable regulations or by law, we do not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events or otherwise.

INCORPORATION BY REFERENCE

The SEC allows BHP Billiton Limited and BHP Billiton Plc to “incorporate by reference” the information each of them files or furnishes with the SEC. This permits BHP Billiton Limited and BHP Billiton Plc to disclose important information to you by referring you to these filed or furnished documents. Any information referenced in this way is considered part of this prospectus, and any information that we file or furnish with the SEC subsequent to this prospectus and incorporate by reference into this prospectus will automatically be deemed to update and supersede this information, as described in more detail below. We incorporate by reference the following documents that have been filed or furnished with the SEC:

•	The Annual Report on Form 20-F of BHP Billiton Limited and BHP Billiton Plc for the fiscal year ended June 30, 2011.

Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement, this prospectus supplement and the attached prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement, this prospectus supplement or the attached prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits which are specifically incorporated by reference in such documents. Requests should be directed to BHP Billiton, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia; telephone: 011 61 3 9609 3333.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

BHP Billiton Limited and BHP Billiton Plc file or furnish annual and other reports and other information with the SEC. You may read and copy any document that BHP Billiton Limited or BHP Billiton Plc has filed or furnished at the SEC’s public reference room located at 100 F Street, NE Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports filed or furnished by us. Such documents are only incorporated by reference to the extent set forth herein. See “Incorporation by reference.”

American depositary shares representing ordinary shares of BHP Billiton Limited are listed on the New York Stock Exchange, and its ordinary shares are listed on the Australian Stock Exchange. American depositary shares representing ordinary shares of BHP Billiton Plc are listed on the New York Stock Exchange, and its ordinary shares are admitted to the Official List of the Financial Services Authority in its capacity as competent authority under the United Kingdom Financial Services and Markets Act 2000, referred to as the UK Financial Services Authority, and the London Stock Exchange Plc for trading on the London Stock Exchange’s Regulated Market. You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the New York Stock Exchange and the Australian Stock Exchange, and about BHP Billiton Plc that it has filed pursuant to the rules of the New York Stock Exchange and the UK Financial Services Authority, at those exchanges or authority. Such documents are not incorporated into this prospectus.

We will make available to the holders of debt securities, at the corporate trust office of the trustee under the indenture governing the debt securities, copies of the indenture as well as our most recent annual report on Form 20-F, including a review of operations, and annual audited consolidated financial statements prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. We will also make available at the corporate trust office of the trustee our semi-annual consolidated financial statements, prepared in accordance with IFRS. We have not provided, and do not intend to provide, a reconciliation of our financial results to generally accepted accounting principles in the United States.

SUMMARY

The BHP Billiton Group

We are the world’s largest diversified natural resources company. Our corporate objective is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.

We pursue this through our consistent strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

This strategy means more predictable business performance over time which, in turn, underpins the creation of value for our shareholders, customers, employees and, importantly, the communities in which we operate.

We are among the world’s top producers of major commodities, including aluminium, energy coal, metallurgical coal, copper, manganese, iron ore, uranium, nickel, silver and titanium minerals, and have substantial interests in oil and gas.

We continue to invest in the future.

The Group is headquartered in Melbourne, Australia, and consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Company (DLC) merger in June 2001.

BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings, but they are operated and managed as a single unified economic entity, with their boards and senior executive management comprising the same people.

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia. BHP Billiton Plc has a premium listing on the London Stock Exchange (LSE) in the United Kingdom and a secondary listing on the Johannesburg Stock Exchange in South Africa. In addition, BHP Billiton Limited American Depository Receipts (ADRs) and BHP Billiton Plc ADRs trade on the New York Stock Exchange (NYSE) in the US.

As at November 11, 2011, we had a market capitalization of approximately US$192.8 billion. For the fiscal year ended June 30, 2011, we reported net operating cash flow of US$30.1 billion, profit attributable to shareholders of US$23.6 billion and revenue of US$71.7 billion. We have approximately 100,000 employees and contractors working in more than 100 locations worldwide.

We operate nine Customer Sector Groups (CSGs) aligned with the commodities which we extract and market. The nine CSGs are:

•	Petroleum

•	Aluminium

•	Base Metals (including Uranium)

•	Diamonds and Specialty Products

•	Stainless Steel Materials

•	Iron Ore

•	Manganese

•	Metallurgical Coal

•	Energy Coal

Recent Developments

Olympic Dam Pre-Commitment Capital

On October 10, 2011, BHP Billiton received environmental approvals from the South Australian and Australian federal governments for the development of an open pit mine at Olympic Dam in South Australia. On October 12, 2011, BHP Billiton announced approval for US$1.2 billion in pre-commitment capital for the first phase of the Olympic Dam Project. The funding will facilitate the procurement of long lead items such as trucks and accommodation, infrastructure development and early site works. The majority of the pre-commitment capital is conditional on the successful passage of a variation to the current indenture agreement through the South Australian Parliament covering issues such as state royalties and other regulatory issues. The first phase of the Olympic Dam Project is currently in feasibility and its progression into execution remains dependent on the completion of all required studies and Board approval, which is expected to be sought in mid-June 2012.

Development of Caval Ridge Mine and Expansion of Peak Downs Mine

On November 1, 2011, BHP Billiton approved development of the Caval Ridge Mine project and expansion of the Peak Downs Mine in the northern Bowen Basin in Central Queensland, Australia. The new Caval Ridge Mine is expected to have the capacity to produce 5.5 million tonnes of export metallurgical coal per year. The Peak Downs Mine is expected to expand production of export metallurgical coal by 2.5 million tonnes per year. The total investment in the initial project is expected to be US$4.2 billion, of which BHP Billiton’s share is US$2.1 billion. The investment will include construction of a new coal handling and preparation plant at Caval Ridge to process production from the Caval Ridge Mine and Peak Downs Mine expansion. The Caval Ridge Mine project and Peak Downs Mine expansion have received all necessary regulatory approvals and permits.

Restatement of Petrohawk Accounting

Following BHP Billiton’s acquisition of Petrohawk Energy Corporation (“Petrohawk”) on August 25, 2011, the Board of Directors of Petrohawk has determined that Petrohawk’s previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2010 and unaudited interim consolidated financial statements as of and for the periods ended June 30, 2010, September 30, 2010, March 31, 2011 and June 30, 2011, which were prepared in accordance with US GAAP, contained certain errors in accounting treatment. Petrohawk accounted for its May 2010 sale to the Kinderhawk joint venture of its interests in the Haynesville gas gathering system (the “Haynesville JV Transaction”) in a manner that did not accord with applicable accounting standards under US GAAP. The Kinderhawk joint venture is a 50/50 joint venture with Kinder Morgan under which the joint venture company has agreed to provide long-term gas gathering services to Petrohawk. Petrohawk originally accounted for the Haynesville JV Transaction as an asset sale and booked a deferred gain on its balance sheet. However, under the applicable US GAAP accounting standard, Accounting Standards Codification (ASC) 360-20, the Haynesville JV Transaction did not qualify as a sale due to, among other factors, Petrohawk’s continuing involvement in the joint venture. Instead, the appropriate accounting treatment under US GAAP was to treat the Haynesville JV Transaction as an “in substance real estate transaction” in accordance with ASC 360-20. The change in accounting treatment does not impact the joint venture’s commercial arrangements or Petrohawk’s historical cash flows arising from the joint venture.

Petrohawk previously provided copies of its historical financial statements to its lenders under the Fifth Amended and Restated Senior Revolving Credit Agreement dated as of August 2, 2010 (the “Petrohawk Credit Facility”), which is currently undrawn and has a maximum unused line of US$25 million, and to various counterparties under related hedging agreements, which as of November 1, 2011 had an aggregate positive value. The provision of the incorrect historical financial information amounted to a breach of representation relating to the accuracy of financial statements under the Petrohawk Credit Facility, as well as under certain of Petrohawk’s hedging agreements.

Petrohawk is currently in the process of preparing restatements of its historical financial statements to correct the inaccuracy. Because of the timing of this process, Petrohawk is unable to file its quarterly report on Form 10-Q for the period ended September 30, 2011 with the SEC on November 9, 2011 (or within the extension period provided for under Rule 12b-25), as required by the SEC rules and regulations and the indentures governing Petrohawk’s outstanding SEC registered unsecured notes due 2014, 2015, 2018 and 2019. Petrohawk expects to make the appropriate filings, cure the defaults under these indentures and obtain appropriate waivers where necessary before the end of the thirty-day cure period contained in the indentures. These defaults have not resulted in, and are not expected to result in, an event of default under BHP Billiton’s other debt facilities.

The issuer

BHP Billiton Finance (USA) Limited, a corporation organized under the laws of the Commonwealth of Australia, is a wholly-owned finance subsidiary of BHP Billiton Limited. BHP Billiton Finance (USA) was formed for the purpose of borrowing on behalf of the BHP Billiton Group and advancing the net proceeds of such borrowings to members of the BHP Billiton Group. The principal executive offices of BHP Billiton Finance (USA) are located at 180 Lonsdale Street, Melbourne, Victoria 3000, Australia. The issuer’s telephone number is 011 61 3 9609 3333.

BHP Billiton Finance (USA) is empowered under its constitution to borrow or raise money in such manner as it sees fit and in particular by the issue of debentures or other securities, such as the notes.

THE OFFERING

Notes Being Offered	1.125% senior notes due 2014 (the “2014 notes”), 1.875% senior notes due 2016 (the “2016 notes”) and 3.250% senior notes due 2021 (the “2021 notes” and, together with the 2014 notes and the 2016 notes, the “notes”).

Issuer	BHP Billiton Finance (USA) Limited.

Guarantors	BHP Billiton Plc and BHP Billiton Limited.

Principal Amount	2014 notes: US$1,000,000,000 aggregate principal amount.

2016 notes: US$750,000,000 aggregate principal amount.

2021 notes: US$1,250,000,000 aggregate principal amount.

Issue Price	2014 notes: 99.645%.

2016 notes: 99.469%.

2021 notes: 99.097%.

Maturity Date	2014 notes: November 21, 2014.

2016 notes: November 21, 2016.

2021 notes: November 21, 2021.

Interest Rate	The 2014 notes will bear interest at the rate of 1.125% per year from November 21, 2011, based upon a 360-day year consisting of twelve 30-day months.

The 2016 notes will bear interest at the rate of 1.875% per year from November 21, 2011, based upon a 360-day year consisting of twelve 30-day months.

The 2021 notes will bear interest at the rate of 3.250% per year from November 21, 2011, based upon a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Interest on each series of the notes will be payable semi-annually in arrears on May 21 and November 21 of each year, commencing May 21, 2012 and ending on the respective maturity date.

Ranking	The notes will be unsecured obligations of BHP Billiton Finance (USA) and will rank equally in right of payment with all other unsecured and unsubordinated debt obligations of BHP Billiton Finance (USA), and the guarantees will be unsecured obligations of BHP Billiton Plc and BHP Billiton Limited and will rank equally in right of payment with all other unsecured and unsubordinated debt obligations of BHP Billiton Plc and BHP Billiton Limited, except, in each case, indebtedness given preference by applicable law.

Use of Proceeds	We anticipate the net proceeds from the issue and sale of the notes, after deducting underwriting discounts and commissions and our estimated expenses (including registration fees), will be approximately US$2,969,538,357. We intend to use the net proceeds from the offering of the notes for general corporate purposes, including repayment of commercial paper. See “Use of Proceeds”.

Further Issues	We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects, as described more fully in “Description of Debt Securities That We May Offer—Default and Related Matters—Further Issues” on page 25 in the attached prospectus.

Additional Amounts	In the event that certain Australian or United Kingdom withholding taxes are required to be withheld or deducted from payments on the notes or guarantees, we will, subject to customary exceptions, pay such additional amounts as will result, after deduction or withholding of such taxes, in the payment of the amounts which would have been payable in respect of the notes or guarantees had no such withholding or deduction been required. See “Description of Debt Securities That We May Offer—Special Situations—Payment of Additional Amounts” on page 18 in the attached prospectus.

Optional Redemption for Tax Reasons	The notes may be redeemed at our option in whole but not in part, at the principal amount thereof plus accrued interest and any additional amounts due on the date fixed for redemption if certain events occur that would cause us to become obligated to pay additional amounts as described under “Description of Debt Securities That We May Offer—Special Situations—Optional Tax Redemption” on page 17 in the attached prospectus.

The notes may not otherwise be redeemed at our option or at the option of the holders at any time prior to their maturity.

Form, Denomination and Registration of Notes

We will issue the notes as global notes registered in the name of The Depository Trust Company (DTC) or its nominee. Investors may hold book-entry interests in a global note through organizations that participate, directly or indirectly, in the DTC system. Book-entry interests in the global notes and all transfers relating to the global notes will be reflected in the book-entry records of DTC or its nominee. Book-entry interests in the notes will be issued in minimum denominations of US$2,000 and in integral multiples of US$1,000 in excess thereof.

Clearance and Settlement	The distribution of the notes will be cleared through DTC. Any secondary market trading of book-entry interests in the notes will take place through DTC participants, including Euroclear and Clearstream, Luxembourg and will settle in same-day funds through DTC’s same-day funds settlement system. The CUSIP number for the 2014 notes is 055451 AJ7 and the ISIN is US055451AJ72. The CUSIP number for the 2016 notes is 055451 AK4 and the ISIN is US055451AK46. The CUSIP number for the 2021 notes is 055451 AL2 and the ISIN is US055451AL29.

Restrictive Covenants	We have agreed to observe covenants, including covenants as to limitation on the incurrence of liens and limitations on sale and leaseback transactions. See “Description of Debt Securities That We May Offer—Restrictive Covenants” on page 20 in the attached prospectus.

Trustee	The Bank of New York Mellon is the trustee under the indenture, dated as of April 17, 2003.

Governing Law	The notes, guarantees and indenture will be governed by New York law.

Risk Factors	Prospective purchasers of the notes should consider carefully all of the information set forth in, or incorporated by reference in, this prospectus supplement and the attached prospectus and, in particular, the information set forth under “Risk Factors” on page 1 in the attached prospectus, before deciding whether to make an investment in the notes.

USE OF PROCEEDS

We anticipate the net proceeds from the issue and sale of the notes, after deducting underwriting discounts and commissions and our estimated expenses (including registration fees), will be approximately US$2,969,538,357. We intend to use the net proceeds from the offering of the notes for general corporate purposes, including repayment of commercial paper.

RATIO OF EARNINGS TO FIXED CHARGES

Shown below is the ratio of earnings to fixed charges for the BHP Billiton Group for the periods indicated.

	Year ended June 30,
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	48.6	31.7	16.8	27.3	23.3

We computed the ratio of earnings to fixed charges by dividing the amount of earnings by the amount of fixed charges. For the purposes of calculating this ratio, we have calculated earnings by adding pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Interest capitalized and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges were subtracted from the total of the added items. Fixed charges consist of interest costs, both expensed and capitalized, a reasonable approximation of the interest component of rental expense and pre-tax earnings required to cover any preferred stock dividend requirements.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the capitalization of the BHP Billiton Group at June 30, 2011 and as adjusted to give effect to this offering and the application of the proceeds thereof, in accordance with IFRS.

	At June 30, 2011
(in US$ millions)	Actual	As Adjusted
Current interest bearing liabilities(a)	3,519	3,519

Non-current interest bearing liabilities
1.125% Senior Notes due 2014 offered hereby	—	994
1.875% Senior Notes due 2016 offered hereby	—	743
3.250% Senior Notes due 2021 offered hereby	—	1,233
Other unsecured	11,111	11,111
Secured	1,277	1,277

Total non-current interest bearing liabilities(a)	12,388	15,358

Equity
Share capital
BHP Billiton Limited	1,183	1,183
BHP Billiton Plc	1,070	1,070
Treasury shares held	(623)	(623)
Reserves	2,001	2,001
Retained earnings	53,131	53,131
Minority interests	993	993

Total equity	57,755	57,755

Total capitalization	73,662	76,632

(a)	As at October 31, 2011, after including the effect of the acquisition of Petrohawk Energy Corporation, total current interest bearing liabilities increased from $3,519 million to $5,065 million and total non-current interest bearing liabilities increased from $12,388 million to $18,773 million. In addition, cash and cash equivalents decreased from $10,084 million as at June 30, 2011 to $2,525 million as at October 31, 2011.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected financial information for BHP Billiton reflects the combined operations of both BHP Billiton Limited and BHP Billiton Plc. BHP Billiton Limited and BHP Billiton Plc each reports, as its primary financial statements under the requirements of the Securities and Exchange Commission, the BHP Billiton Group’s consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and presented in US dollars.

The selected consolidated financial information for the BHP Billiton Group set forth below as at June 30, 2011 and 2010 and for the fiscal years ended June 30, 2011, 2010 and 2009 should be read in conjunction with and is qualified in its entirety by reference to the financial statements of the BHP Billiton Group for the corresponding periods and the accompanying notes thereto included in our Annual Report on Form 20-F for the fiscal year ended June 30, 2011 and incorporated by reference herein. The selected consolidated financial information for the BHP Billiton Group set forth below as at June 30, 2009, 2008 and 2007 and for the fiscal years ended June 30, 2008 and 2007 should be read in conjunction with and is qualified in its entirety by reference to the financial statements of the BHP Billiton Group for the corresponding periods and the accompanying notes thereto included in our Annual Reports on Form 20-F for the fiscal years ended June 30, 2009 and 2008, which are not incorporated by reference herein.

As permitted by AASB 2007-4 and IAS 31 “Interests in Joint Ventures” which became effective on July 1, 2007, the BHP Billiton Group has adopted the policy of recognizing its proportionate interests in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognized using the equity method. BHP Billiton Group believes the change in policy to proportionate consolidation of jointly controlled entities provides more relevant information about the financial performance and financial position of the BHP Billiton Group. AASB 2007-4 has been applied to the BHP Billiton Group annual financial statements for the fiscal years ended June 30, 2011, 2010, 2009 and 2008. As a result of this change in accounting policy, financial information as at and for the fiscal year ended June 30, 2007 was restated. See Note 1 to the consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended June 30, 2008.

	Year ended June 30,
(US$ millions except per share data)	2011	2010	2009	2008	2007(a)
Consolidated Income Statement Data
Revenue	71,739	52,798	50,211	59,473	47,473
Other income	531	528	589	648	621
Expenses excluding net finance costs	(40,454)	(33,295)	(38,640)	(35,976)	(28,370)
Profit from operations	31,816	20,031	12,160	24,145	19,724
Profit attributable to members of BHP Billiton Group	23,648	12,722	5,877	15,390	13,416
Dividends per ordinary share—paid during the period (US cents)	91.0	83.0	82.0	56.0	38.5
Dividends per ordinary share—declared in respect of the period (US cents)	101.0	87.0	82.0	70.0	47.0
Earnings per ordinary share (basic) (US cents)(b)	429.1	228.6	105.6	275.3	229.5
Earnings per ordinary share (diluted) (US cents)(b)	426.9	227.8	105.4	274.8	228.9
Number of ordinary shares (millions)
—At period end	5,350	5,589	5,589	5,589	5,724
—Weighted average	5,511	5,565	5,565	5,590	5,846
—Diluted	5,540	5,595	5,598	5,605	5,866

	As at June 30,
(US$ millions)	2011	2010	2009	2008	2007(a)
Consolidated Balance Sheet Data
Total assets	102,891	88,852	78,770	76,008	61,404
Total non-current portion of interest bearing liabilities	12,388	13,573	15,325	9,234	10,780
Share capital (including share premium)	2,771	2,861	2,861	2,861	2,922
Equity attributable to members	56,762	48,525	39,954	38,335	29,667

(a)	On July 1, 2007, the BHP Billiton Group adopted the policy of recognizing its proportionate interests in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognized using the equity method. Comparative figures for 2007 that were affected by the policy change have been restated.

(b)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Plc and BHP Billiton Limited after deduction of treasury shares and shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Trust, the BHP Performance Share Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for a small number of BHP Billiton Limited bonus shares to be issued upon conversion of the outstanding partly paid shares to fully paid shares. Included in the calculation of fully diluted earnings per share are shares and options contingently issuable under employee share ownership plans.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the debt securities set forth in the attached prospectus. See “Description of Debt Securities That We May Offer” beginning on page 9 of the attached prospectus. To the extent the following description is inconsistent with that set forth in the attached prospectus, the following description replaces that in the attached prospectus.

General

The 2014 notes will be issued in an aggregate principal amount of US$1,000,000,000 and will mature on November 21, 2014. The 2016 notes will be issued in an initial aggregate principal amount of US$750,000,000 and will mature on November 21, 2016. The 2021 notes will be issued in an initial aggregate principal amount of US$1,250,000,000 and will mature on November 21, 2021. Book-entry interests in the notes will be issued in minimum denominations of US$2,000 and in integral multiples of US$1,000. The notes and guarantees will be governed by New York law.

The notes will be unsecured, unsubordinated indebtedness of BHP Billiton Finance (USA) Limited and will rank equally with all of the issuer’s other unsecured and unsubordinated indebtedness from time to time outstanding.

BHP Billiton Plc and BHP Billiton Limited each will unconditionally guarantee on an unsubordinated basis the due and punctual payment of interest on and principal of the notes, when and as any such payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of the notes will be unsecured, unsubordinated obligations of BHP Billiton Plc and BHP Billiton Limited. The guarantees will rank equally with all other unsecured and unsubordinated indebtedness of BHP Billiton Plc and BHP Billiton Limited from time to time outstanding. Because BHP Billiton Plc and BHP Billiton Limited are holding companies, the notes will effectively be subordinated to any indebtedness of each of their subsidiaries.

The corporate trust office of the trustee in the City of New York is currently designated as the principal paying agent. We may at any time designate additional paying agents or rescind the designation of paying agents or approve a changing in the office through which any paying agent acts.

Payment of principal of and interest on the notes, so long as the notes are represented by global notes, as discussed below, will be made in immediately available funds. Beneficial interests in the global notes will trade in the same-day funds settlement system of The Depository Trust Company (DTC) and secondary market trading activity in such interests will therefore settle in same-day funds.

Interest

The 2014 notes will bear interest at a rate of 1.125% per annum, the 2016 notes will bear interest at a rate of 1.875% per annum and the 2021 notes will bear interest at a rate of 3.250% per annum, in each case, payable semi-annually in arrears on May 21 and November 21 of each year, commencing May 21, 2012. The regular record dates for payments of interest will be May 6 and November 6. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Tax redemption

In the event of various tax law changes after the date of this prospectus supplement and other limited circumstances that would require us to pay additional amounts as described in the attached prospectus on page 20 under “Description of Debt Securities That We May Offer—Special Situations—Payment of Additional Amounts”, BHP Billiton Finance (USA), BHP Billiton Plc or BHP Billiton Limited may call all, but not less than all, of the notes for redemption. This means we may repay the notes prior to the stated maturity date of the notes. Our ability to redeem the notes is discussed in greater detail on page 17 of the attached prospectus under

“Description of Debt Securities That We May Offer—Special Situations—Optional Tax Redemption”. If we call the notes as a result of such tax law changes, we must pay 100% of their principal amount. We will also pay the holders accrued interest if we have not otherwise paid interest through, but not including, the redemption date. Notes will stop bearing interest on the redemption date, even if the holders do not collect their money.

In either of the situations discussed above, we will give notice to DTC of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. Notice by DTC to participating institutions and by these participants to street name holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Defeasance and discharge

We may release ourselves from any payment or other obligations on the notes as described under “Description of Debt Securities That We May Offer—Defeasance and Covenant Defeasance—Defeasance and Discharge” on page 23 of the attached prospectus.

Trustee

The trustee under the indenture governing the notes is The Bank of New York Mellon. See “Description of Debt Securities That We May Offer” on page 9 in the attached prospectus for a description of the trustee’s duties generally and the procedures and remedies available to it in the event of a default under the notes.

UNDERWRITING

We have entered into an underwriting agreement dated November 16, 2011 relating to the notes and the guarantees with the underwriters for the offering named below (for whom Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives). Subject to certain conditions, each underwriter has severally and not jointly agreed to purchase the principal amounts of the notes indicated in the following table at the price to investors less the underwriters’ discount set forth on the cover page of this prospectus supplement.

Underwriters	Principal Amount of 2014 Notes		Principal Amount of 2016 Notes		Principal Amount of 2021 Notes
Barclays Capital Inc.	US$	275,000,000	US$	206,250,000	US$	343,750,000
J.P. Morgan Securities LLC		275,000,000		206,250,000		343,750,000
ANZ Securities, Inc.		22,500,000		16,875,000		28,125,000
Banca IMI S.p.A.		22,500,000		16,875,000		28,125,000
Banca Bilbao Vizcaya Argentaria, S.A.		22,500,000		16,875,000		28,125,000
BNP Paribas Securities Corp.		22,500,000		16,875,000		28,125,000
CIBC World Markets Corp.		22,500,000		16,875,000		28,125,000
Credit Agricole Securities (USA) Inc.		22,500,000		16,875,000		28,125,000
ING Financial Markets LLC		22,500,000		16,875,000		28,125,000
Lloyds Securities Inc.		22,500,000		16,875,000		28,125,000
Mitsubishi UFJ Securities (USA), Inc.		22,500,000		16,875,000		28,125,000
Mizuho Securities USA Inc.		22,500,000		16,875,000		28,125,000
nabSecurities, LLC		22,500,000		16,875,000		28,125,000
RBS Securities Inc.		22,500,000		16,875,000		28,125,000
Santander Investment Securities Inc.		22,500,000		16,875,000		28,125,000
Scotia Capital (USA) Inc.		22,500,000		16,875,000		28,125,000
SG Americas Securities, LLC		22,500,000		16,875,000		28,125,000
SMBC Nikko Capital Markets Ltd		22,500,000		16,875,000		28,125,000
Standard Chartered Bank		22,500,000		16,875,000		28,125,000
TD Securities (USA) LLC		22,500,000		16,875,000		28,125,000
UBS Securities LLC		22,500,000		16,875,000		28,125,000
UniCredit Capital Markets LLC		22,500,000		16,875,000		28,125,000

Total	US$	1,000,000,000	US$	750,000,000	US$	1,250,000,000

Barclays Capital Inc. and J.P. Morgan Securities LLC are the joint book-runners for the offering of the notes.

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to certain conditions.

The underwriters are obligated to purchase all the notes if they purchase any of the notes. The underwriting agreement does not provide for any increase in the aggregate principal amount of the notes being offered in this offering. However, we may issue further notes. See the section entitled “Description of Debt Securities That We May Offer—Default and Related Matters—Further Issues” on page 25 in the attached prospectus.

Banca IMI S.p.A., Banca Bilbao Vizcaya Argentaria, S.A. and Standard Chartered Bank are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The issuer and the guarantors have jointly and severally agreed to indemnify the several underwriters against various liabilities, including liabilities under the Securities Act of 1933.

The distribution

We have been advised by the underwriters that they propose initially to offer the notes to the public at the prices to investors set forth on the cover page of this prospectus supplement. After the initial public offering, the prices to investors may be changed by the underwriters at their own initiative.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the prices to investors set forth on the cover page of this prospectus supplement.

No assurance can be given as to the liquidity of, or the trading markets for, the notes. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over- allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the prices of the notes may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue the activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately US$550,000.

The underwriters and their affiliates have performed certain investment banking and advisory and general financing and banking services for us from time to time for which they have received customary fees and expenses. In the ordinary course of business, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking or investment banking transactions with us and our affiliates or have performed, and may in the future perform, other financial services for all or any part of us and our affiliates.

No prospectus or other disclosure document in relation to the notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each underwriter has represented and agreed that it:

(a)	has not made or invited, and will not make or invite, an offer of the notes for issue or sale in Australia, including an offer or invitation which is received by a person in Australia; and

(b)	has not distributed or published, and will not distribute or publish, the prospectus supplement or prospectus or any other offering material or advertisement relating to the notes in Australia,

unless, in the case of either (a) or (b):

(c)	the minimum aggregate consideration payable by each offeree is at least A$500,000, disregarding moneys lent by the offeror or its associates, or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Australian Corporations Act 2001 (Cth); and

(d)	such action complies with all applicable laws and regulations.

Each of the underwriters has severally represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer or the guarantors; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the lead underwriter; or

(c)	in any other circumstances falling within Article 3(2) of the Prospective Directive.

provided that no such offer of notes shall require the issuer or any guarantor to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

None of the issuer, the guarantors or the underwriters have authorized, nor do they authorize, the making of any offer of the notes in circumstances in which an obligation arises for the issuer, the guarantors or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression “offer of the notes to the public” in relation to any of the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Barclays Capital Inc. and J.P. Morgan Securities LLC have agreed, severally and not jointly, that they will ensure that the underwriters offer the notes (i) to at least 10 persons, each of whom is carrying on a business of providing finance or investing or dealing in securities in the course of operating in a financial market, and is not known or suspected to be an associate (as defined in section 128F(9) of the Income Tax Assessment Act 1936 of Australia (Australian Tax Act)) of any other persons to whom the offer is made by the underwriter under this section; or (ii) in such other manner as which satisfies section 128F(3) of the Australian Tax Act. Such offers will be made within 30 days of the relevant underwriter being unconditionally obliged to offer the notes for sale.

Each underwriter has represented and warranted that it is and will be acting as an underwriter in the course of carrying on a business of providing finance, or investing or dealing in securities in the course of operating in financial markets.

Each underwriter has represented and agreed that, in connection with the primary distribution of the notes, it will not (directly or indirectly) sell notes to any person if, at the time of such sale, the employees of the underwriter who are involved in making the offer, effecting the sale or otherwise directly involved in the sale knew or had reasonable grounds to suspect that, as a result of such sale, any notes (or an interest in any notes) was being, or would be, acquired (directly or indirectly) by an Offshore Associate (as defined below) other than in the capacity of a dealer, manager or underwriter in relation to the placement of those notes or in the capacity of a clearing house, custodian, funds manager or responsible entity of an Australian registered scheme. For the avoidance of doubt, if the relevant employees of an underwriter do not know, or do not have reasonable grounds to suspect, that a person is an associate of the issuer or one of the guarantors, nothing in this paragraph obliges that underwriter to make positive inquiries of that person to confirm that person is not an Offshore Associate. In this paragraph, “Offshore Associate” means an associate (as defined in section 128F(9) of the Australian Tax Act) of the issuer or one of the guarantors that is either a non-resident of Australia that does not acquire the notes in carrying on a business at or through a permanent establishment in Australia, or a resident of Australia that acquires the notes at or through a permanent establishment outside Australia.

The notes are offered in a global offering for sale in those jurisdictions in the United States, the European Economic Area, Australia and elsewhere where it is lawful to make such offers.

We are not aware that any of our major shareholders, directors or executive officers intend to subscribe for notes in this offering or that any person intends to subscribe for more than 5% of the aggregate principal amount of the notes offered in this offering.

Each of the underwriters has represented and agreed severally and not jointly that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that (1) will result in compliance with the applicable laws and regulations thereof and (2) will not impose any obligations on us except as set forth in the underwriting agreement.

The addresses of the joint book-runners are: Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019 and J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179.

LEGAL MATTERS

The validity of the notes and guarantees will be passed upon for the BHP Billiton Group by Sullivan & Cromwell, Melbourne, Australia as to certain matters of New York law and by Sullivan & Cromwell LLP, London, England as to certain matters of English law. The validity of the notes and guarantees will be passed upon for the BHP Billiton Group by internal legal counsel to the BHP Billiton Group as to certain matters of Australian and English law.

Certain legal matters relating to the offering will be passed upon for the underwriters by Sidley Austin, Sydney, Australia.

EXPERTS

The consolidated financial statements of the BHP Billiton Group as of June 30, 2011 and 2010, and for each of the years in the three-year period ended June 30, 2011 and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2011 have been incorporated by reference herein and in the registration statement in reliance on the reports by KPMG Audit Plc, independent registered public accounting firm, United Kingdom, and KPMG, independent registered public accounting firm, Australia, incorporated by reference herein, and upon the authority of such firms as experts in accounting and auditing.

LIMITATION ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S LIABILITY

The liability of KPMG Australia in relation to the performance of their professional services to BHP Billiton Limited including, without limitation, KPMG Australia’s audits of our financial statements described under “Experts”, is limited under the Institute of Chartered Accountants in Australia (Victoria) Scheme approved under the Professional Standards Act of 2003 (Victoria), including the Treasury Legislation Amendment (Professional Standards) Act (the “Accountants Scheme”). The Accountants Scheme limits the civil liability of KPMG Australia to ten times reasonable fees for the service up to $75 million. The Accountants Scheme does not limit liability for breach of trust, fraud or dishonesty.